UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 14, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release of Stratus Technologies International, S.à.r.l. Announcing Financial Results for the Second Quarter Fiscal Year 2006	3

Signatures		5

Item 1. Press Release of Stratus Technologies International, S.à.r.l. Announcing Financial Results for the Second Quarter Fiscal Year 2006.

Stratus Technologies International, S.à r.l. Announces Financial Results for

Second Quarter Fiscal Year 2006

Luxembourg, October 12, 2005 -Stratus Technologies International, S.à r.l., a global provider of fault-tolerant computer servers, technologies and services, today reported its financial results for the second quarter and six months ended August 28, 2005.

For the second quarter ended August 28, 2005, total revenue was $65.2 million, a decrease of $4.2 million or 6 percent compared to the $69.4 million attained in the same period last year. Profit from operations was $7.6 million compared to $3.9 million for the same period last year. For the second quarter, net profit was $4.6 million compared to a net loss of $1.7 million for the same period last year. Included in the second quarter net profit for fiscal 2006 was non-cash income of $2.6 million representing the change in the fair value of the embedded derivatives in the Senior Notes as required by FAS 133. As a result of the continued strengthening of the U.S. dollar, the second quarter net profit includes net foreign currency transaction losses of $0.2 million compared to a gain of $0.3 million for the same period last year. The second quarter net profit also includes a gain of $0.5 million due to the sale of the Company’s wholly owned subsidiary, Stratus Technologies, Mexico, S.A. de C.V. on July 7, 2005.

The Company reported EBITDA, a non-GAAP financial measure, of $15.9 million compared to $10.2 million for the same period last year. Please refer to the reconciliation of EBITDA to GAAP financial measures in the attached “Consolidated Condensed Statement of Earnings.”

For the six months ended August 28, 2005, total revenue was $130.5 million compared to $137.0 million for the same period last year, a decrease of 5 percent. Profit from operations for the period was $14.0 million compared to a profit of $6.5 million for the same period last year. Net profit for the period was $3.1 million compared to a net loss of $5.9 million for the same period last year. EBITDA for the six month period was $26.2 million compared to EBITDA of $18.1 million for the same period last year.

The Company also announced today that it has repurchased $15.0 million aggregate principal amount of its $170.0 million 10.375% outstanding Senior Notes due December 1, 2008. Final settlement was completed on September 27, 2005, for notes validly tendered.

Second Quarter Results Conference Call

A conference call to review second quarter financial results will be held today at 1:30 p.m. Eastern Time and may be accessed by calling 800-322-0079 (U.S. only) or 973-409-9258. Live listen-only access to the conference call will be available from the Stratus website at www.stratus.com.

About Stratus Technologies

Stratus Technologies is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, Stratus is a trusted solutions provider to customers in manufacturing, life sciences, telecommunications, financial services, public safety, transportation & logistics, and other industries. For more information, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the continued acceptance of our products by the market; our ability to enter into new service agreements and to retain customers under existing service contracts; our ability to source quality components and key technologies without interruption and at acceptable prices; our reliance on sole-source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; our financial condition and liquidity and our leverage and debt service obligations; economic conditions globally and in our most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that we infringe upon their intellectual property rights; our success in adequately protecting our intellectual property rights; our success in maintaining efficient manufacturing and logistics operations; our ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in exchange rates; current risks of terrorist activity and acts of war; and the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to further update such forward-looking statements.

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Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: October 14, 2005	By:	/s/ GRAHAM DAVID MCGREGOR-SMITH
	Name:	Graham David McGregor-Smith
	Title:	Manager

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